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Braeden O. · 3rd

Project Manager /Processing Exploitation and Dissemination (PED)/CAMS at Department of Defence

Greater Salt Lake City Area · 190 connections · Contact info

Department of Defence

Excelsior College

Experience

Project Manager /Processing Exploitation and Dissemination (PED)/CAMS
Department of Defence
Oct 2008 – Present · 11 yrs 1 mo

Certified Anti-Money Laundering Specialist (CAMS) / (ACAMS)

Counter Threat Finance / Analyst
USSOCOM
2008 – Present · 11 yrs

Signals Intelligence Tech / Warrant Officer
Utah Army National Guard, United States Special Operations Command, Utah Counter Drug Task Force
Dec 1994 – Present · 24 yrs 11 mos

Owner
OzWicked Trucking L.L.C.
Mar 2005 – Oct 2007 · 2 yrs 8 mos

Education

Excelsior College
Bachelor of Science (BS), Liberal Arts and Sciences/Liberal Studies
2016 – 2017

Salt Lake Community College
Associate of Science (A.S.), Business Administration and Management, General
2008 – 2010

Warrant Officer Career College
Leadership / Intelligence, WO1

Skills & Endorsements

Intelligence Analysis · 26

Endorsed by **Kurt Gredzinski, who is highly skilled at this**

Military Operations · 23

Endorsed by **Osvaldo Soto, who is highly skilled at this**

Army · 17

Kurt Gredzinski and 16 connections have given endorsements for this skill

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Accomplishments

4 Projects

Dented Brick Distillery • 19th Special Forces Warrant Officers and Sergeant's Mess • 19th Special Forces Warrant Officers and Sergeant's Mess • 19th Special Forces Warrant Officers and Sergeant's Mess

Interests

SOT-A Association
269 members

Excelsior College
56,537 followers

Salt Lake Community College
60,148 followers

USSOCOM
62,496 followers